February 28, 2007

Ms. Kristen Driscoll
Citibank, N.A.
388 Greenwich Street 14th Floor
New York, NY 10013

RE: Officer's Certificate - Annual Statement as to Compliance

PHH Mortgage Capital LLC, Series:  PHHMC 2006-3

Dear Ms. Driscoll:

The undersigned officer certifies the following for PHH Mortgage Corporation (the "Master Servicer") for the 2006 calendar year.

(i) A review of the activities of the Master Servicer during the preceding calendar year and of its performance under the Pooling and Servicing Agreement, dated as of September 1, 2006, among PHH Mortgage Capital LLC, PHH Mortgage Corporation and Citibank, N.A. (the "Pooling and Servicing Agreement") has been made under my supervision.

(ii) To the best of my knowledge, based on such review, the Master Servicer has fulfilled all of its obligations under the Pooling and Servicing Agreement in all material respects throughout such year, except as noted in
(iii) below.

(iii) During the months of July, August, and September, 2006 the Master Servicer's minimum coverage requirement on its fidelity bond exceeded its $160 million bond by amounts ranging up to approximately $1.3 million. Effective September 27, 2006, the Master Servicer's fidelity bond was increased to $170 million.



Certified by:

/s/ Marc J. Hinkle
--------------------------------
Officer-Marc J. Hinkle
Vice President-Loan Servicing
PHH Mortgage Corporation